# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, MATAM ADVANCED TECHNOLOGY PARK, HAIFA, Israel (L3), 3508409
Date of event which requires filing of this statement: 04/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001737260-24-000001
Filed by CIK 0001737260

## Reporting persons
- MERCHANT ADVENTURE FUND, L.P.: type of reporting person: partnership (PN); sole voting power 1,275,104; sole dispositive power 1,275,104; aggregate amount beneficially owned 1,275,104 (18.2% of the class)

## Item 1. Issuer
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, MATAM ADVANCED TECHNOLOGY PARK, HAIFA, ISRAEL, 3508409.

## Item 2. Person Filing
Name of person filing: Merchant Adventure Fund, LP
Address of principal business office or, if none, residence:
Merchant Adventure Fund LP
530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301
Citizenship: Delaware

## Item 4. Ownership
Amount beneficially owned: 1,275,104
Percent of class: 18.2%
Sole power to vote or to direct the vote: 1,275,104
Sole power to dispose or to direct the disposition: 1,275,104

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MERCHANT ADVENTURE FUND, L.P.: Matthew D. Zuck, Sole Member of Merchant Adventure GP, LLC (04/16/2025)